Exhibit 21.1

Subsidiaries of Cathay General Bancorp	State of Incorporation

Cathay Bank	California

Cathay Capital Trust I	Delaware

Cathay Capital Trust II	Delaware

Cathay Capital Trust III	Delaware

Cathay Capital Trust IV	Delaware

Cathay Statutory Trust I	Connecticut

GBC Venture Capital, Inc.	California

Subsidiaries of Cathay Bank

Cathay Holdings LLC	Texas